UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Auburn National Bancorporation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

050473107

(CUSIP Number)

Sandra J. Spencer

100 N. Gay Street

Auburn, Alabama 3630

(334) 887-2772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 5

CUSIP No. 050473107

(1)	Names of reporting persons Sandra J. Spencer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable.
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 741,978.89
	(8)	Shared voting power 20,322
	(9)	Sole dispositive power 741,978.89
	(10)	Shared dispositive power 20,322

(11)

  Aggregate amount beneficially owned by each reporting person

Sandra J. Spencer beneficially owns 743,322.44 shares, including 666,825 shares held as the sole Personal Representative of the Estate of Edward L Spencer, Jr.; 47,882 shares held in a trust established by Edward L. Spencer, Jr., where she is sole trustee; 17,000 shares held pursuant to a power of attorney from Ruth Spencer, 10,271.89 shares held individually, 1,320 shares reflecting a one-third membership interest in Spencer LLC which holds 3,960 shares, and 73.55 shares owned by Ms. Spencer’s husband, individually.

(12)

  Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

The amount shown in Row 11 excludes a total of 19,022 shares, including 2,640 shares which reflect her two brothers’ membership interests in Spencer LLC where Ms. Spencer is one of three members; and 16,362 shares held by the Edward L. Spencer Foundation (the “Foundation”) , where Ms. Spencer is one of three directors. Ms. Spencer disclaims any economic interest in these 19,022 shares.

(13)

  Percent of class represented by amount in Row (11)

21.28% based on the total outstanding shares reported on the cover page of the Issuer’s Quarterly Report on Commission Form 10-Q as of and for the period ended September 30, 2023.

(14)	Type of reporting person (see instructions) IN and OO

SCHEDULE 13D	Page 3 of 5

Item 1. Security and Issuer.

Security:	Common Stock, par value $0.01 per share (“Shares”).
Issuer:	Auburn National Bancorporation, Inc.
100 N. Gay Street
Auburn, Alabama 36830

Item 2. Identity and Background.

Sandra J. Spencer

Business Address:    c/o 100 N. Gay Street

Auburn, Alabama 36830

Present Principal Occupation: Retired from Auburn University

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable. Ms. Sandra J. Spencer acquired the voting and dispositive power over Shares aggregating 5% or more of the Issuer’s outstanding shares of common stock as a result of the death of Edward L. Spencer, Jr., her father, and Ms. Spencer’s appointment as his estate’s (the “Estate”) personal representative under Mr. Spencer’s Will and her becoming the successor to Mr. Spencer as trustee under a trust established by Mr. Spencer. Ms. Spencer’s appointment as the Estate’s Personal Representative was confirmed on December 14, 2023 by the Lee County, Alabama Probate Court. Prior to Mr. Spencer’s death and her appointment as Personal Representative of the Estate, Ms. Spencer held beneficial ownership of less than 1.00% of the Company’s outstanding shares of common stock.

Item 4. Purpose of Transaction.

To administer and settle the Estate as the Personal Representative of the Estate and to serve as trustee of related testamentary trusts. There are no actions of the type specified in the Instruction to this Item 4 or similar actions contemplated presently.

Item 5. Interest in Securities of the Issuer.

a.

See responses to Items 11-13 above. The aggregate number of Shares beneficially owned is 743,322.44. The cover page of the Issuer’s Quarterly Report on Commission Form 10-Q as of and for the period ended September 30, 2023 reported that the Issuer had 3,493,614 Shares issued and outstanding .

b.	See responses to Items 11-13 above.

c.

None, except as described with in Item 3 above, and as a result of the death of Mr. Edward L. Spencer, Jr. A total of 8,484 shares held in Mr. Spencer’s Individual Retirement Account (“IRA”) were transferred in accordance with the IRA’s terms to the Foundation as the beneficiary of the IRA. Ms. Spencer has held the power of attorney over Mrs. Ruth Spencer’s Shares since October 12, 2023 when her father, Edward L. Spencer died.

d.	None.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2023	Signature:	/s/ Sandra J. Spencer
	Name:	Sandra J. Spencer
	Title:	Individually and as Personal Representative of the Estate of Edward L. Spencer, Jr. and as Trustee of the E.L. Spencer Jr. 2008 Revocable Trust

5